QUEST RESOURCE CORPORATION
EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Nine Months Ended	Nine Months Ended
	September 30, 2006	September 30, 2007
	(unaudited)
EARNINGS:
Income (loss) before income taxes	$(7,136)	$(4,164)
Add:
Interest expense (a)	15,011	21,324
Loan cost amortization	874	1,604

Income as adjusted	$8,749	$18,764

FIXED CHARGES:
Interest expense	15,011	21,324
Add:
Loan cost amortization	874	1,604

Fixed Charges	$15,885	$22,928

Preferred Stock Dividends
Preferred Dividend Requirements	$—	$—
Ratio of income before provision for taxes to net income	1	1

Subtotal-Preferred Dividends	$—	$—
Combined Fixed Charges and Preferred Dividends	$15,885	$22,928
Ratio of Earnings of Fixed Charges	0.55	0.82
Insufficient coverage	$7,136	$4,164
Ratio of Earnings of Fixed Charges	0.55	0.82
Insufficient coverage	$7,136	$4,164

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.